Filed by Sirius Satellite Radio Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Company: XM Satellite Radio Holdings Inc.
Commission File No.: 0-27441
          This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2006 and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007, which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information and Where to Find It
          This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS has filed with the SEC a Registration Statement on Form S-4 containing a definitive Joint Proxy Statement/Prospectus and each of SIRIUS and XM may file with the SEC other documents regarding the proposed transaction. The Joint Proxy Statement/Prospectus was first mailed to stockholders of SIRIUS and XM on or about October 9, 2007. INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
     Investors and security holders can obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, N.E. Washington, DC 20002, Attention: Investor Relations.
          SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 23, 2007, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the Joint Proxy Statement/Prospectus filed with the SEC.
***
SIRIUS’ website, which is available at www.SIRIUSmerger.com and has information about SIRIUS’ proposed merger, has been updated. The updates include the information being filed herewith.

In addition, the “In the News” page of the website also contains links to the following third-party articles:

Optimism Grows For Sirius/XM Merger
By Amy Gilroy — TWICE, 10/24/2007 10:12:00 AM
New York — Optimism that the hotly debated merger of Sirius Satellite Radio and XM Satellite Radio will win federal approval is on the rise, according to several Wall Street analysts who predict the deal will close before the end of the year.
Despite a recent motion by the National Association of Broadcasters (NAB) to the Federal Communications Commission (FCC) to stop deliberations on the merger, at least two analysts said the deal retains close to a 70 percent chance of approval by the FCC and Department of Justice (DOJ).
On Oct. 17, Cowen and Co. issued a report stating it believed the merger will be approved in three to six weeks by the DOJ and shortly after by the FCC.
A week earlier, the NAB petitioned the FCC to halt its review process (“time clock”) to grant the NAB time to review information it received about XM and Sirius receivers and/or repeaters that may be in violation of FCC regulations.
The NAB cited a news report claiming up to a third of XM’s antennae were in unapproved locations or emitted signals that were too strong. And Sirius receivers exceeded FCC interference levels, the NAB said.
Wall Street seemed unfazed, with Bear Stearns reporting a week later that, “The Street appears to be increasingly coming around to our view that the merger is likely to muster approval of both the DOJ and the FCC...”
Analyst Tom Watts of Cowen called the NAB action another effort to derail satellite radio. “The NAB has been very consistent since 1989 at using every legal mechanism available to block the success of satellite radio. This is one more step,” he said, claiming he continues to give the merger a 70 percent chance of winning approval.
The day after the NAB petition was filed, Citi Investments issued a report stating the merger has a chance of passing federal regulation “in the high 60-percent” range and that it would create a cost savings to XM and Sirius of $7 billion.
Citi Investments analyst Eileen Furukawa stated in a report, “We believe the probability of getting regulatory approval has shifted recently in favor of Sirius and XM ... We believe that the commentary during the Federal Communications Commission open period was more persuasively in favor of XM/[Sirius] ... at the same time, we believe XM/[Sirius’] offering of a la carte pricing including a Family Friendly package, should help to appease FCC regulators.”

The Citi report said, however, that government approval is still uncertain as it “will be strongly politically fueled, particularly as we move toward a presidential election year.”
Regarding the FCC response to the NAB motion, an FCC spokesman said only it would become “part of the public record” as other documents filed with the Commission.
XM and Sirius said they plan on filing a response to the NAB motion before Oct. 24. A spokesman for both satellite radio companies said that the FCC “does not have any time period in which it must respond [to the NAB motion], it is wholly discretionary. It could issue a brief stand-alone response to the request or ignore the request and fold a response into the final merger order. They haven’t tipped their hand to us as to how they will play this one.”
XM and Sirius also claimed, “The NAB’s allegations are unfounded and their recent filing is just an attempt to stall the process. We look forward to continuing to work with the FCC and are confident they will weigh the transaction on its merits, recognize that it is in the public interest and approve the merger by the end of the year.”
The FCC has indicated it hopes to rule on the merger by early December. Its role is to decide if the merger is in the public interest. The DOJ must also decide if the merger would be anticompetitive. It has not said when it will issue a decision.

Press Release
Deloitte
Issued over PR Newswire
/C O R R E C T I O N — Deloitte/
Tuesday October 23, 5:02 pm ET
In the news release, SIRIUS Satellite Named Fastest Growing Company in Deloitte’s 2007 Technology Fast 500 Ranking, issued earlier today by Deloitte over PR Newswire, we are advised by the company that the 15th paragraph, under the heading “Rising Stars” the following should have been listed:
•	Number 1 — oDesk Corporation, a privately held Internet company based in Menlo Park, Calif., with 4,573 percent growth over three years.

•	Number 2 — Distributive Networks, a privately held communications/networking company based in Washington, D.C., with 4,261 percent growth over three years.

•	Number 3 — AdBrite Inc., a privately held Internet company based in San Francisco, with 2,741 percent growth over three years.
rather than:
•	Number 1 — oDesk Corporation, a privately held Internet company based in Menlo Park, Calif., with 4,573 percent growth over three years.

•	Number 2 — AdBrite Inc., a privately held Internet company based in San Francisco, with 2,741 percent growth over three years.

•	Number 3 — Fortify Software Inc., a privately held software company based in Palo Alto, Calif., with 1,737 percent growth over three years.
as originally issued inadvertently.

SIRIUS Satellite Named Fastest Growing Company in Deloitte’s 2007 Technology Fast 500 Ranking
Revenue-driven business models contribute to growth of technology sector
SAN JOSE, Calif., Oct. 23 /PRNewswire/ — SIRIUS Satellite Radio Inc. (Nasdaq: SIRI — News) was named the fastest growing technology company in North America, topping the 2007 Deloitte Technology Fast 500 ranking of the fastest growing technology, media, telecommunications and life sciences companies in North America. The award is based on percentage revenue growth over five years (fiscal years 2002-2006).
SIRIUS reported a revenue growth rate over five years of 79,060 percent, moving from revenues of $805,000 in 2002 to $637,235,000 in 2006. Based in New York City, SIRIUS (www.sirius.com) is a publicly held provider of satellite radio services. The company delivers more than 130 channels of the “Best Radio on Radio,” including 68 channels of 100 percent commercial-free music and 65 channels of sports, news, talk, entertainment, traffic, weather and data services. This is its first appearance on the Fast 500 ranking.
“We congratulate SIRIUS Satellite Radio and all of our Fast 500 winners on their tremendous growth during a time when globalization is creating an extremely competitive environment,” said Phil Asmundson, vice chairman, U.S., Technology, Media and Telecommunications, Deloitte & Touche USA LLP. “Numerous technology advances, the ubiquitous digitization of data, borderless enterprises, growth in connectivity and faster adoption rates are creating new opportunities for Fast 500 winners to challenge old business models with original ideas.”
The Top Five
In addition to Number 1-ranked SIRIUS Satellite Radio Inc., the top five Fast 500 winners include:
•	Number 2 — SkyBitz Inc., a Sterling, Va.-based privately held communications/networking company, came in second on the 2007 Fast 500 listing. SkyBitz (www.skybitz.com), a real-time tracking and information management solutions company, reported revenues of $26,673,000 in 2006, a leap of 40,314 percent from 2002 revenues of $66,000. This is its first appearance on the Fast 500 ranking.

•	Number 3 — iTech US Inc., a privately held software company based in South Burlington, Vt., came in third on the 2007 Fast 500 listing. iTech US (www.itechus.com), provider of IT services and e-business operations, reported revenues of $28,434,000 in 2006, a leap of 39,392 percent from 2002 revenues of $72,000. This is its first appearance on the Fast 500 ranking.

•	Number 4 — First Solar Inc. (Nasdaq: FSLR — News), a Phoenix-based publicly held semiconductor company, came in fourth on the 2007 Fast 500 listing. First Solar (www.firstsolar.com), which specializes in renewable power generation, reported revenues of $134,974,000 in 2006, a leap of 27,446 percent from 2002 revenues of $490,000. This is its first appearance on the Fast 500 ranking.

•	Number 5 — ISTS Worldwide Inc., a Fremont, Calif.-based privately held software company, came in fifth on the 2007 Fast 500 listing. ISTS Worldwide (www.istsinc.com), a retail and payment technology-focused custom development, consulting and systems integration services firm, reported revenues of $10,064,000 in 2006, a leap of 19,254 percent from 2002 revenues of $52,000. This is its first appearance on the Fast 500 ranking.
“The fast-paced growth of this year’s Fast 500 winners indicates that they are nimble and highly innovative,” said Asmundson. “These are key success factors in such a competitive environment.”
Fast-Growing Billion-Dollar Companies
There are a steadily growing number of billion-dollar-plus companies on the 2007 Fast 500 list. This year’s Fast 500 has 16 companies that reported more than $1 billion in revenues in 2006, up from 13 companies last year and 11 companies in 2005.
“Capital-efficient, extended enterprise business models are fueling larger, fast-growth companies,” said Asmundson. “Today’s technology businesses are more service-oriented, leverage-transparent partnerships and embrace outsourcing, all of which can reduce the time and capital previously required to scale. These strategies are enabled by the Internet, which also allows companies to access new channels and more rapidly access global markets.”
With the list’s highest 2006 revenues of $26.5 billion AstraZeneca Pharmaceuticals LP, a privately held biotechnology/pharmaceutical company based in Wilmington, Del., makes its first appearance on the Fast 500 ranking. Google Inc. (Nasdaq: GOOG — News) of Mountain View, Calif., marks its fourth consecutive appearance on the Fast 500 list this year with 2006 revenues of $10.6 billion.
Fastest Growing Companies Are Private
The proportion of private vs. public companies that make up the fastest growing businesses in the 2007 Fast 500 has completely reversed itself from 2002, with private companies now dominating the top 20 slots. In fact, eight of the top 10 companies in the 2007 Fast 500 list are privately held organizations. This trend can be attributed to existing market conditions causing technology companies to remain private for much longer than in the past. As a result, they are experiencing their greatest growth while still privately held, with many opting for the M&A route instead of the traditional IPO path.
“The average lifecycle for a technology-based business to go from start-up to IPO in 2002 was two to three years, whereas in 2007, the average is approximately seven years,” said Asmundson. “This is because the dot-coms were concept driven, while today’s technology companies are resource driven. As a result, businesses are taking more time to mature, and the technology sector as a whole is healthier.”
Technology World Is Not Flat
The traditional technology hotspots in California and the Northeast constituted a growing share of the Fast 500, while other regions saw a general decline. Silicon Valley and Silicon Alley’s ecosystems of innovation, academia, venture capital and skilled employees are proving difficult to replicate in other regions.

Software Is the Leading Technology Sector
Software companies providing solutions for a number of sectors — biotech, retail and supply chain, to name a few — constituted 37 percent of the Fast 500 companies. The continued strength of this sub-sector can be attributed to the growing importance of content, as well as software companies’ inherent capital efficiency advantages in areas such as infrastructure and distribution. It should be noted, however, that software companies comprise roughly one-third of the overall technology market, so the numbers are fairly consistent.
Repeating the Feat — Exceptional Performers
The bar is raised each year a company makes the Fast 500, so repeat winners are truly delivering exceptional growth. Five of last year’s Top 10 companies made the 2007 Fast 500 rankings:
•	Number 17 Litle & Co., a private communications/networking company based in Lowell, Mass. It ranked Number 3 in 2006.

•	Number 21 NewMarket Technology Inc. (OTC Bulletin Board: NMKT — News), a communications/networking company based in Dallas, Texas. It ranked Number 5 in 2006.

•	Number 235 DragonWave Inc. (TSX/AIM: DWI), a communications/networking company based in Ontario, Canada. It ranked Number 7 in 2006.

•	Number 55 I-trax Inc. (Amex: DMX — News), a software company based in Chadds Ford, Penn. It ranked Number 8 in 2006.

•	Number 33 Imaging Dynamics Company Ltd. (TSX: IDL — News), a computers/peripherals company based in Calgary, Canada. It ranked Number 9 in 2006.
Remarkably, 10 companies returned to the Fast 500 for seven or more years:
•	3t Systems, a private software company based in Denver.

•	Celgene Corporation (Nasdaq: CELG — News), a biotechnology/pharmaceutical company based in Summit, N.J.

•	Gilead Sciences Inc. (Nasdaq: GILD — News), a biotechnology/pharmaceutical company based in Foster City, Calif.

•	j2 Global Communications Inc. (Nasdaq: JCOM — News), a communications/networking company based in Los Angeles.

•	Network Engines Inc. (Nasdaq: NENG — News), a software company based in Canton, Mass.

•	OmniVision Technologies Inc. (Nasdaq: OVTI — News), a semiconductor company based in Sunnyvale, Calif.

•	Open Solutions Inc. (Nasdaq: OPEN — News), a software company based in Glastonbury, Conn.

•	Research In Motion (Nasdaq: RIMM — News; TSX: RIM — News), a communications/networking company based in Ontario, Canada.

•	Silicon Image Inc. (Nasdaq: SIMG — News) a semiconductor company based in Sunnyvale, Calif.

•	United Therapeutics Corporation (Nasdaq: UTHR — News), a biotechnology/pharmaceutical company based in Silver Spring, Md.
Rising Stars — 25 Fast-Growth Companies Less Than Five Years Old
As an accompaniment to the Fast 500, Deloitte also honors 20 “Rising Star” companies. These fast-growing young companies must have been in business a minimum of three years but less than five years. They are selected based on percentage revenue growth over three years, from fiscal years 2004-2006. Deloitte’s Top 3 “Rising Stars” for 2007 are:
•	Number 1 — oDesk Corporation, a privately held Internet company based in Menlo Park, Calif., with 4,573 percent growth over three years.

•	Number 2 — AdBrite Inc., a privately held Internet company based in San Francisco, with 2,741 percent growth over three years.

•	Number 3 — Fortify Software Inc., a privately held software company based in Palo Alto, Calif., with 1,737 percent growth over three years.
Qualifying Criteria
The Fast 500 ranks the fastest growing technology, media, telecommunications and life sciences companies in North America. It is compiled from Deloitte’s 16 regional North American Fast 50 programs, nominations submitted directly to the Fast 500, and public company database research.

Winners are selected based on percentage of fiscal year revenue growth from 2002 to 2006. To be considered, Fast 500 and Fast 50 entrants must have met the following criteria:
•	Must own proprietary intellectual property or proprietary technology that contributes to a significant portion of the company’s operating revenues, or devote a significant proportion of revenues to research and development of technology. Using other companies’ technology or intellectual property in a unique way does not qualify.

•	Base-year operating revenues must be at least $50,000 USD or $75,000 CD, and current-year operating revenues must be at least $5 million USD or CD. Companies are required to submit tax returns or audited financial statements with their submitted nominations to complete their eligibility.

•	Must be in business a minimum of five years.

•	Must be headquartered within North America. Subsidiaries or divisions are not eligible (unless they have some public ownership and are separately traded).
Deloitte selects 20 fast growing young companies as “Rising Stars.” To qualify as a Rising Star, entrants must have been in business three or four years. Rankings are based on companies’ percentage fiscal year revenue growth over three years (2002-2006). Other qualifications are the same.
About Deloitte
Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte”, “Deloitte & Touche”, “Deloitte Touche Tohmatsu” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.
Deloitte & Touche USA LLP is the U.S. member firm of Deloitte Touche Tohmatsu. In the United States, services are provided by the subsidiaries of Deloitte & Touche USA LLP (Deloitte & Touche LLP, Deloitte Consulting LLP, Deloitte Financial Advisory Services LLP, Deloitte Tax LLP, and their subsidiaries), and not by Deloitte & Touche. USA LLP
Note: For a complete list of the 2007 Deloitte Technology Fast 500, visit www.fast500.com.
All names are trademarks or registered trademarks of their respective companies and are used for information purposes only.
The Deloitte Technology Fast 500 contains general information only, and Deloitte is not, by means of this program, rendering accounting, business, financial, investment, legal, tax, or other professional advice or services. The Technology Fast 500 is not a substitute for such professional advice or services, nor should it be used as a basis for any decision or action that may affect you or your business. Past performance is not necessarily indicative of future results. In addition, prediction of future events is inherently subject to both known and unknown risks, uncertainties and other factors that may cause actual results to vary materially. Before making any decision or taking any action that may affect you or your business, you should consult a qualified professional advisor. Deloitte shall not be responsible for any loss sustained by any person or entity that relies on this program.

Source: Deloitte

About the author
October 24, 2007
Wall Street gets ‘Sirius’ about XM merger hopes
XM Satellite Radio (XMSR) will report its third-quarter results Thursday. But mark my words. Few will care about the actual numbers. One thing moves this stock these days: chatter about the company’s proposed merger with rival Sirius Satellite Radio (SIRI).
And investors clearly are more optimistic than ever that the merger will in fact get approval from both the Department of Justice and Federal Communications Commission.
Check out the stock chart to the right. Shares of XM are trading at a higher price now than they were before the deal was announced back on Presidents Day. Sirius’ stock is at roughly the same price it was at before the merger news broke.
This is significant considering that shares of both companies took precipitous plunges in the first few months following the announcement of the proposed merger. The drops were due to concerns that the deal would not pass regulatory muster and that the two perpetually unprofitable companies would have to continue going mano a mano, leading to probably more intense competition and losses for years to come.
To that end, analysts expect XM to report a loss of 44 cents a share in the third quarter, compared to a loss of 32 cents a share a year earlier. Wall Street is forecasting a loss of 8 cents per share for Sirius in the third quarter, compared to a loss of 12 cents a share in the third quarter of 2006. Sirius will report results on Oct. 30. Analysts are forecasting annual losses for both companies this year and next.
“The recent stock performance for XM and Sirius reflects an increased likelihood that the merger will receive approval. The company’s business fundamentals have not really changed that much this year relative to expectations,” said Frederick Moran, an analyst with Stanford Group.
Moran said that based on what the stocks have done lately, he thinks investors are now pricing in at least a 60 percent chance that the deal will be approved, up from less than 20 percent at the beginning of the summer. He added that XM and Sirius have done a good job of lobbying and rallying support for the deal in Washington, and that the effort to block the deal by the National Association of Broadcasters, while significant, is not as intense as investors expected.

So will the deal be approved? And if so, when? It’s obviously tough to predict what the outcome will be. For both agencies, the primary issues are about competition and antitrust concerns, namely whether a merger of the only two satellite companies creates a monopoly that will cause harm to consumers and the marketplace.
And what makes that question even tougher to answer is that it depends on how regulators define the market. Is it just satellite radio? Does the market include free terrestrial radio as well as competition from mobile music devices such as Apple’s (AAPL) iPod?
A spokeswoman for the DOJ would not specifically discuss the timeline for the approval process other than to say that “the investigation is ongoing.” A spokeswoman for the FCC had no comment about the agency’s review of the merger.
But according to the FCC’s Web site, it has been 138 days since the FCC first issued a public notice about the deal. And the FCC says, in a guideline for merger reviews, that it likes to make decisions about mergers “within 180 days of public notice.”
So if the FCC sticks to this guideline, it could rule on the merger within the next month or so. To that end, the FCC said that “routine applications should be decided well within the 180-day mark.” But the agency added that “more complex applications may take longer” and that “although the Commission will endeavor to meet its 180-day goal in all cases, several factors could cause the Commission’s review of a particular application to exceed 180 days.”
Maurice McKenzie, an analyst with Signal Hill Group, said he expects the DOJ and FCC to issue rulings on the merger sometime in December. And he agreed with Moran that any tidbits about what’s happening in Washington will probably have more of an impact on the stocks than news about subscriber and sales growth.
“The primary investor focus for the next couple of months will largely be on the success or lack of success of the merger,” McKenzie said.
Nonetheless, the two analysts said investors should pay some attention to what the two companies have to say about their actual businesses.
Moran indicated that it will be interesting to hear if XM and Sirius are affected by the turmoil in the credit markets. With the housing market in a severe slump, there are questions about how much consumers plan to spend during the holiday season. If consumers pull back significantly, that could hurt sales for Sirius and XM in the fourth quarter.
But McKenzie points out that both companies still rely more on their relationships with car manufacturers, and there have been some positive developments on that front for Sirius and XM.

“Investors should pay attention to what’s happening in the auto market,” he said. “XM should have some good things to say about Hyundai and their recent announcement with GM (GM) about GM’s commitment to install more XM radios in 2008 models than 2007.”
McKenzie added that XM has also been solidifying its relationship with Toyota (TM) and Honda (HMC) while Sirius has strengthened its ties with Ford (F) and the newly private Chrysler.
It would, of course, be foolish to ignore what XM and Sirius have to say about their fundamentals when they report their latest results. But don’t expect the stocks to do much unless the companies can give more color to Wall Street about when they expect to hear ‘yay’ or ‘nay’ from the government on the merger.

Orbitcast
By Ryan Saghir
October 24, 2007
Five rural groups unite to defend Sirius-XM merger
Five organizations representing rural Americans from across the country voiced their support for the merger of Sirius and XM in a joint letter sent to FCC Commissioner Jonathan Adelstein.
The Federation of Southern Cooperatives/LAF and League of Rural Voters (who had previously filed comments with the FCC in support of the merger) were joined by three new groups: National Latino Farmers and Ranchers Trade Association, Intertribal Agriculture Council and Oklahoma Black Historical Research Society Project, Inc.
In their letter to Commissioner Adelstein, who himself is a South Dakota native, the groups list a number of consumer benefits for rural America that would result from a merger of the two companies:
“This merger is clearly in the best interest of rural consumers because it would allow a combined company to expand upon its existing services with increased efficiencies, and at the same time provide rural listeners with more diverse programming and lower pricing.”
“A merger of Sirius and XM will make satellite radio a more viable option for rural consumers... even in the most remote areas,” they added.
It’s interesting to see Adelstein being the focus in this letter, being the only other Democrat on the FCC next to Copps. Commissioner Copps has expressed his doubts about the Sirius-XM merger, as well as about media consolidation in general. Adelstein historically has joined Copps in his opposition to media consolidation as well, a point he made very clear in his statements (PDF) regarding the FCC’s 2003 review of Broadcast Ownership Rules.
However the rural groups don’t ignore this point, concluding their letter with:
“Furthermore, the rapidly increasing homogenization of programming on terrestrial radio is leaving rural listeners at a disadvantage. Terrestrial radio broadcasters once provided rural listeners with a variety of local programming options that were tailored to individual communities. A merger of SIRIUS and XM will make satellite radio a more viable option for rural consumers by drastically increasing programming options, even in the most remote areas.”

XM/Sirius Merger Gains Momentum Despite NAB Effort
By Amy Gilroy — TWICE, 10/22/2007
Washington— It remains unclear whether the National Association of Broadcasters’ (NAB) recent motion to delay a ruling on the XM/Sirius merger will have any impact on the merger’s chances of approval.
At least one analyst, Tom Watts of SG Cowen, said he maintains his prediction that the merger has a 70 percent chance of approval, regardless of the NAB’s recent motion.
Earlier this month, the NAB asked the Federal Communications Commission (FCC) to stop deliberations on the merger to give the NAB time to review information it received about XM and Sirius FM modulators and/or repeaters that violated FCC regulations. The NAB said it wants time to prepare documents on the “apparent wrongdoing” regarding these devices, including a Sirius request that its suppliers produce radios that operate beyond the interference regulations set by the FCC.

In addition, the “Merger Resources” page of the website also contains a link to the following information included on the website:

FOR IMMEDIATE RELEASE
October 24, 2007
Rural Groups Unite in Support of SIRIUS-XM Satellite Radio Merger
Highlight Numerous Benefits to Rural America
WASHINGTON, DC and NEW YORK, NY — October 24, 2007 — In a joint letter sent to Federal Communications Commissioner Jonathan Adelstein, a South Dakota native, five diverse organizations representing rural Americans from across the country voiced their support for the merger of SIRIUS Satellite Radio (NASDAQ: SIRI) and XM Satellite Radio (NASDAQ: XMSR). The groups cited increased benefits for rural consumers— including greater programming options and enhancements to rural information services— as the main reasons behind their support.
The merger of XM and SIRIUS has garnered considerable support from a number of influential rural organizations, including the Federation of Southern Cooperatives/LAF and League of Rural Voters, which have both previously filed supportive letters with the FCC. They are joined on this letter by three new groups filing supportive comments with the FCC for the first time: National Latino Farmers and Ranchers Trade Association, Intertribal Agriculture Council and Oklahoma Black Historical Research Society Project, Inc.
In their letter to Commissioner Adelstein, the groups list a number of consumer benefits for rural America that would result from a merger of the two companies:
“This merger is clearly in the best interest of rural consumers because it would allow a combined company to expand upon its existing services with increased efficiencies, and at the same time provide rural listeners with more diverse programming and lower pricing.”
They further note that many of these efficiencies will take the form of increased diversity and breadth of programming, expanded emergency, information and weather services, and lower package prices stemming from the companies’ commitment to first-of-its-kind a la carte offerings. “A merger of SIRIUS and XM will make satellite radio a more viable option for rural consumers... even in the most remote areas,” they added.
The vocal support of these rural organizations is just one more indication of the growing momentum in favor of the merger from consumers, public interest groups, analysts, Congressmen and many others, including: National Association for the Advancement of

Colored People (NAACP), League of United Latin American Citizens (LULAC), Americans for Tax Reform, Independent Women’s Forum, Parents Television Council, Congressman Rick Boucher (D-VA), Congressman Eliot Engel (D-NY), American Trucking Associations, Charlie Daniels, Toyota Motor Corporation and Circuit City Stores, Inc. among others.
The complete rural letter and other supportive comments can be found on the SIRIUS-XM merger websites www.SIRIUSmerger.com or www.XMmerger.com.
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About SIRIUS
SIRIUS, “The Best Radio on Radio,” delivers more than 130 channels of the best programming in all of radio. SIRIUS is the original and only home of 100% commercial free music channels in satellite radio, offering 69 music channels. SIRIUS also delivers 65 channels of sports, news, talk, entertainment, traffic, weather and data. SIRIUS is the Official Satellite Radio Partner of the NFL, NASCAR and NBA, and broadcasts live play-by-play games of the NFL and NBA, as well as live NASCAR races. All SIRIUS programming is available for a monthly subscription fee of only $12.95.
SIRIUS Internet Radio (SIR) is a CD-quality, Internet-only version of the SIRIUS radio service, without the use of a radio, for the monthly subscription fee of $12.95. SIR delivers more than 80 channels of talk, entertainment, sports, and 100% commercial free music.
SIRIUS Backseat TV™ is the first ever live in-vehicle rear seat entertainment featuring three channels of children’s TV programming, including Nickelodeon, Disney Channel and Cartoon Network, for the subscription fee of $6.99 plus applicable audio subscription fee.
SIRIUS products for the car, truck, home, RV and boat are available in more than 20,000 retail locations, including Best Buy, Circuit City, Crutchfield, Costco, Target, Wal-Mart, Sam’s Club, RadioShack and at shop.sirius.com.
SIRIUS radios are offered in vehicles from Audi, Bentley, BMW, Chrysler, Dodge, Ford, Infiniti, Jaguar, Jeep®, Land Rover, Lexus, Lincoln, Mercury, Maybach, Mazda, Mercedes-Benz, MINI, Mitsubishi, Nissan, Rolls Royce, Scion, Toyota, Volkswagen, and Volvo. Hertz also offers SIRIUS in its rental cars at major locations around the country.
Click on www.sirius.com to listen to SIRIUS live, or to purchase a SIRIUS radio and subscription.
About XM
XM is America’s number one satellite radio company with more than 8.2 million subscribers. Broadcasting live daily from studios in Washington, DC, New York City, Chicago, the Country Music Hall of Fame in Nashville, Toronto and Montreal, XM’s 2007 lineup includes more than 170 digital channels of choice from coast to coast: commercial-free music, premier sports, news, talk radio, comedy, children’s and entertainment programming; and the most advanced traffic and weather information.
XM, the leader in satellite-delivered entertainment and data services for the automobile market through partnerships with General Motors, Honda, Hyundai, Nissan, Porsche, Subaru, Suzuki and Toyota is available in 140 different vehicle models for 2007. XM’s industry-leading products are available at consumer electronics retailers nationwide. For more information about XM hardware, programming and partnerships, please visit http://www.xmradio.com .

          This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving Sirius Satellite Radio Inc. and XM Satellite Radio Holdings Inc., including potential synergies and cost savings and the timing thereof, future financial and operating results, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning. Such forward-looking statements are based upon the current beliefs and expectations of SIRIUS’ and XM’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of SIRIUS and XM. Actual results may differ materially from the results anticipated in these forward-looking statements.
          The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the performance of financial markets and interest rates; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of SIRIUS and XM stockholders to approve the transaction; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of SIRIUS and XM may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including manufacturers of radios, retailers, automakers and programming providers. Additional factors that could cause SIRIUS’ and XM’s results to differ materially from those described in the forward-looking statements can be found in SIRIUS’ and XM’s Annual Reports on Form 10-K for the year ended December 31, 2006, and Quarterly Reports on Form 10-Q for the quarter ended March 31, 2007 and June 30, 2007, which are filed with the Securities and Exchange Commission (the “SEC”) and available at the SEC’s Internet site (http://www.sec.gov). The information set forth herein speaks only as of the date hereof, and SIRIUS and XM disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.
Important Additional Information Will be Filed with the SEC
          This communication is being made in respect of the proposed business combination involving SIRIUS and XM. In connection with the proposed transaction, SIRIUS has filed with the SEC an amended Registration Statement on Form S-4 containing a preliminary Joint Proxy Statement/Prospectus and each of SIRIUS and XM plans to file with the SEC other documents regarding the proposed transaction. The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of SIRIUS and XM.
INVESTORS AND SECURITY HOLDERS OF SIRIUS AND XM ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
          Investors and security holders can obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by SIRIUS and XM through the web site maintained by the SEC at www.sec.gov. Free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC can also be obtained by directing a request to Sirius Satellite Radio Inc., 1221 Avenue of the Americas, 36th Floor, New York, NY 10020, Attention: Investor Relations or by directing a request to XM Satellite Radio Holdings Inc., 1500 Eckington Place, N.E. Washington, DC 20002, Attention: Investor Relations.
          SIRIUS, XM and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding SIRIUS’ directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 23, 2007, and information regarding XM’s directors and executive officers is available in XM’s Annual Report on Form 10-K, for the year ended December 31, 2006, which was filed with the SEC on March 1, 2007 and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on April 17, 2007. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary Joint Proxy Statement/Prospectus filed with the SEC.
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SIRIUS
Media Relations
Patrick Reilly
212-901-6646
PReilly@siriusradio.com
Joele Frank / Eric Brielmann
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449
ebrielmann@joelefrank.com
XM
Media Relations
Nathaniel Brown
212-708-6170
Nathaniel.Brown@xmradio.com
Chance Patterson
202-380-4318
Chance.Patterson@xmradio.com